                                                                   Exhibit 12


           American General Finance Corporation and Subsidiaries
             Computation of Ratio of Earnings to Fixed Charges


                                         Years Ended December 31,
                               1998      1997      1996      1995      1994
                                          (dollars in thousands)
Earnings:
  Income before provision
    for income taxes         $306,228  $216,113  $ 79,633  $125,640  $388,926
  Interest expense
    (including $23,221
    for 1997 to fund
    assets held for sale)     501,533   474,135   482,343   506,618   411,875
  Implicit interest in rents   12,026    13,615    14,620    14,732    11,975

Total earnings               $819,787  $703,863  $576,596  $646,990  $812,776


Fixed Charges:
  Interest expense
    (including $23,221
    for 1997 to fund
    assets held for sale)    $501,533  $474,135  $482,343  $506,618  $411,875
  Implicit interest in rents   12,026    13,615    14,620    14,732    11,975

Total fixed charges          $513,559  $487,750  $496,963  $521,350  $423,850


Ratio of earnings to
  fixed charges                  1.60      1.44      1.16      1.24      1.92